Exhibit 1

July 29, 2013

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Extraordinary Shareholders’ General Meeting to be held at 3:00 p.m. local time on Tuesday, September 3, 2013, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” the proposal as specified in the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours, MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer

ELBIT SYSTEMS LTD.
NOTICE OF AN EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING

Haifa, Israel
July 29, 2013

This is notice that the Extraordinary Shareholders’ General Meeting (the "Meeting") of Elbit Systems Ltd. (the "Company") will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, September 3, 2013, at 3:00 p.m. local time.

It is proposed at the Meeting to adopt a resolution to approve the compensation policy for directors and executive officers of the Company ("Compensation Policy") substantially in the form of Attachment "A" to the accompanying proxy statement ("Proxy Statement").

Further details with respect to the proposed resolution are included in the Proxy Statement.

In order to approve the Compensation Policy, a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "personal interest" (as defined in the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a personal interest in the approval of the resolution.  Failure to advise or indicate as detailed above will render the respective shares ineligible to be voted.

Only shareholders of record at the close of business on August 5, 2013 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), if the shareholder so requests. Such a request must be made in advance for a particular securities account.

A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least twenty-four (24) hours before the Meeting.

In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the item on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least twenty-four (24) hours before the Meeting, i.e., by September 2, 2013 at 3:00 p.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted no later than August 15, 2013 to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary.

A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A shareholder, whose shares are registered with a TASE member, is entitled to receive from the TASE member who holds the shares on the shareholder's behalf, by email, for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website, unless the shareholder notified the TASE member that the shareholder is not so interested, provided that the notice was provided with respect to a particular securities account prior to the Record Date.

A copy of the accompanying Proxy Statement, which includes the full version of the proposed resolution, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, at the website of the TASE at www.tase.co.il and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors, MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Extraordinary General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, September 3, 2013 at 3:00 p.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Extraordinary General Meeting.

It is proposed that at the Meeting, the shareholders adopt a resolution to approve the Company's compensation policy for its executive officers and directors substantially in the form of Attachment "A" to this Proxy Statement (the "Compensation Policy"), as required by a recent amendment to the Israeli Companies Law (1999) (the “Companies Law”).

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on August 5, 2013 have the right to receive notice and to vote at the Meeting. Distribution of the Proxy Statement will be made following the record date.

On July 15, 2013, the Company had 42,129,027 Shares outstanding, each giving a right of one vote for the matter to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders, holding in the aggregate at least ten percent (10%) of the outstanding Shares, are present in person or by proxy.

Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

In order to approve the Company's Compensation Policy as required by the Companies Law, a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder or has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.

Under the Companies Law, a "personal interest" means: (i) a personal interest of a person in the respective action or transaction of a company, including a personal interest of that person's "relatives" (as defined below); or (ii) a personal interest of another entity in which that person or any of his or her relatives: (a) holds 5% or more of such entity’s issued share capital or voting rights, (b) has the right to appoint a director to such entity’s board of directors or appoint the chief executive officer thereof, (c) is a member of such entity's board of directors or (d) serves as the chief executive officer thereof. A personal interest resulting merely from holding such company’s shares is not considered as "personal interest" for the purposes of the Companies Law.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Under the Companies Law "relative" means a person’s spouse, brother or sister, parent, grandparent, child; such persons spouse's child, brother, sister or parent; or the spouse of any of the above.

VOTING BY PROXY

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Proxy cards are being mailed to shareholders on or about August 9, 2013, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a "voting deed" (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (a "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than August 15, 2013. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of July 15, 2013, to the best of the Company's knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company who own 5% or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		46.48%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.10%

Excellence Investments Ltd. and The Phoenix Insurance Company Ltd., as a group c/o The Phoenix Insurance Company Ltd. Derech Hashalom 53 Givataim, Israel	2,188,940		5.19%

All officers and directors as a group (26 persons)	177,978	(4)	0.42%

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of July 15, 2013, 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include (i) any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 171,148 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of July 15, 2013. A portion of the underlying options are "phantom options" or "cashless" options that have been calculated based on Elbit Systems' July 15, 2013 closing Share price on TASE of $43.17.

APPROVAL OF THE COMPANY'S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Pursuant to recent amendment to the Companies Law (the "Amendment"), publicly held Israeli companies are required to adopt a compensation policy that will govern the terms of office and employment of its "Office Holders" (as defined in the Companies Law). The Companies Law defines an Office Holder as each of the following: general manager, general business manager, deputy general manager, vice general manager, any person performing such a function in the company even if under a different title, and a director, or a manager directly subordinate to the general manager. In accordance with the above definition, the Company's members of the Board of Directors (the "Directors" or the "Board"), the Company's President and Chief Executive Officer and the Company's Executive Vice Presidents (the President and Chief Executive Officer and the Executive Vice Presidents collectively "Executive Officers") are all considered to be "Office Holders".

The compensation policy must be based upon and consider matters such as (i) promoting the company’s goals, work plan and policy with a long-term view, (ii) creating appropriate incentives for the company’s Office Holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations and (iv) with respect to variable elements of compensation, the Office Holder’s contribution to achieving the company's objectives and maximizing its profits, with a long-term view and as applicable to his or her position.

In addition, pursuant to the Amendment, the compensation policy must be approved by the compensation committee and the board of directors. The compensation committee must be comprised of members of the board of directors of the company who are eligible to serve as members of that committee in accordance with the provisions of the Companies Law, as amended by the Amendment. Accordingly, the Company's compensation committee (the "Compensation Committee") includes three Directors: Mrs. Dalia Rabin, an External Director, who serves as the chairperson, Dr. Yehoshua Gleitman, an External Director and Mr. Avraham Asheri.

The Amendment also requires that the compensation policy be approved by the company's shareholders by the majority as specified in this Proxy Statement. Pursuant to the Amendment, in the event that compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is in the best interests of the company.

Pursuant to the Amendment, a compensation policy must be periodically reviewed by the compensation committee and the board of directors and needs to be approved by the shareholders every three years.

The Company's proposed Compensation Policy is designed to promote retention and motivation of Executive Officers, incentivize superior individual excellence, align the interests of the Company’s Executive Officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an Executive Officer's compensation package is targeted to reflect the Company's short and long-term goals, as well as the Executive Officer's individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the Executive Officer's incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an Executive Officer and minimum vesting periods for equity-based compensation.

The proposed Compensation Policy also addresses the Executive Officer's individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of the Company's goals) as the basis for compensation variation among Executive Officers, and provides that the internal ratios between compensation of the Company's Executive Officers and Directors and other employees will not have a negative impact on the work relations in the Company.

Pursuant to the Compensation Policy, the compensation that may be granted to an Executive Officer may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

Under the Compensation Policy, the compensation to the Directors may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, except that taking into account the additional duties imposed on the Chairman of the Board ("Chairman") and the additional time that the Chairman is required to devote to promote the Company's activities, the compensation of the Chairman may be up to five times the annual compensation payable to the other Directors as aforesaid. The Directors may be also reimbursed for work-related expenses in accordance with applicable laws.

In addition, the Company's Executive Officers and Directors will also be provided with indemnification to the fullest extent permitted by law and the Company’s Articles of Association and will be covered by directors’ and officers’ insurance policies to be purchased by the Company from time to time.

The Compensation Committee and the Board has considered, with the advice and assistance of legal and financial advisors, the various matters in connection with the Compensation Policy, including those required by the Companies Law and the Amendment and has approved the Compensation Policy

Following the approval of the Compensation Policy and until amended or terminated in accordance with the provisions of the Companies Law, terms of employment of the Company's Executive Officers and Directors will be determined on the basis of the Compensation Policy and be submitted for approval as required by the Compensation Committee, the Board and, when applicable under the Companies Law, the shareholders of the Company. The Compensation Policy will be periodically reviewed by the Compensation Committee and the Board to ensure that its provisions and implementation are aligned with the Company's compensation philosophy and with applicable legal and regulatory requirements.

The above is a brief overview of the proposed Compensation Policy. Further details regarding the principles for and outline of the Compensation Policy and of the various compensation components are detailed in the Compensation Policy.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy substantially in the form of Attachment “A” of this Proxy Statement".

The Board recommends a vote FOR approval of this resolution.

By Order of the Board of Directors, MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer

Date: July 29, 2013

Attachment "A"

COMPENSATION POLICY

ELBIT SYSTEMS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [__________], 2013)

Overview and Objectives

Introduction

Elbit Systems Ltd. ("Elbit" or the "Company") is an international defense electronics company with headquarters in Israel, engaged in a wide range of programs throughout the world, operating businesses in the U.S., Europe, Asia-Pacific and Latin America. Approximately 80% of Elbit's revenues derive from international sales. Elbit's major customers are governmental agencies as well as major global companies engaged in the supply of defense, homeland security and commercial aviation systems to governmental agencies and platform manufacturers. Elbit's main competitors are international global companies based in Israel, the U.S. and Europe.

This document sets forth the Compensation Policy for Elbit's Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Appropriate and balanced compensation are key components of Elbit’s overall human capital strategy to attract, retain, reward and motivate highly skilled individuals to act in the best interest of the Company, including its employees, shareholders and other stakeholders and otherwise assist Elbit in reaching its business and financial long-term goals. Accordingly, a primary element of this Policy is to tie the compensation of each Executive Officer to Elbit’s goals and performance.

In preparing this Compensation Policy, the Compensation Committee and the Board of Directors (the "Compensation Committee" and the "Board", respectively) using the assistance of external advisors, have taken into account Elbit’s unique characteristics as a Company operating in the field of development, manufacturing and enhancement of defense systems, and as a Company which is traded on the Nasdaq Global Select Market, as well as on the TA-25 index on the Tel-Aviv Stock Exchange.

For purposes of this Policy, “Executive Officers” shall mean “office holders” as such term is defined in Section 1 of the Companies Law, including Elbit’s President and Chief Executive Officer (“CEO”) and Elbit’s Executive Vice Presidents (“EVPs”), but excluding, unless otherwise expressly indicated herein, the members of the Board ("Directors").

This Compensation Policy shall apply to compensation agreements and arrangements entered into by the Company with an Executive Officer or a Director following approval of the Policy by the shareholders of Elbit and will continue to be in effect until the Policy’s expiration in accordance with the provisions of the Companies Law.

The Compensation Committee and the Board shall periodically review and reassess the adequacy of this Policy to ensure that its provisions and implementation are aligned with Elbit’s compensation philosophy and regulatory requirements.

Elbit’s Values

Elbit is an international defense electronics company engaged in a wide range of programs throughout the world, aspiring to be a world leading source of innovative technology-based systems for diverse defense and commercial applications.

Throughout its course of business, Elbit follows its guiding values of integrity, excellence, innovation, leadership, teamwork and synergy. These values enable Elbit to foster an environment that nurtures innovation, creativity and technological leadership, enabling Elbit to thrive as a leading company in its areas of operation, developing and manufacturing best in class systems and ensuring customer satisfaction.

Elbit’s values ensure that Elbit places an emphasis on the welfare of its employees and their importance to Elbit’s success, including its Executive Officers, since the Executive Officers are tasked with leading the implementation of the Company’s strategy and driving its day-to-day behavior and decisions. Elbit believes that excellent people are the key to achieving its vision and therefore employs a world-class, motivated, team-spirited workforce, creating a dynamic atmosphere in which employees may flourish and reach their highest potential.

Compensation Objectives

The Compensation Policy, as approved by the Compensation Committee and the Board, is a reflection of the long-time practices and strategy of Elbit and is intended to align with Elbit’s strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit’s success and act in the best interest of the Company and its stakeholders while supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing Elbit’s core values. To that end, this Policy is designed, among other factors:

•
To promote retention and motivation of Executive Officers: Elbit competes with local and global companies to attract and retain highly skilled professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. To that end, this Policy aims to provide Elbit’s Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity-based incentive programs and benefits, in order to promote retention and provide each Executive Officer with motivation to advance within the organization;

•
To incentivize superior individual excellence: Elbit aims to incentivize its Executive Officers by creating a strong link between their compensation and performance. Therefore, a portion of the total compensation package provided to Elbit’s Executive Officers is based on measures that reflect Elbit’s short and long-term goals and performance, as well as the Executive Officer’s individual performance and the impact on the Company's value. In order to strengthen such link, Elbit defines clear, measurable quantitative and qualitative objectives that, together, are designed to improve Company results;

•
To closely align the interests of the Executive Officers with the long-term performance of the Company: In order to motivate Executive Officers to focus on long-term objectives and performance of the Company, a portion of the compensation package granted to Elbit’s Executive Officers is awarded in the form of equity-based compensation, thus creating a direct link between the interests of Executive Officers and the long-term performance of the Company;

•
To provide a risk management tool: This Policy is structured in a manner that creates an incentive to deliver high performance (both short and long-term) while taking into account Elbit’s risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Elbit’s compensation elements are designed to reduce incentives to expose the Company to imprudent risks that may harm Elbit or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) using compensation vehicles with diverse performance measures; (iii) granting equity-based compensation that has long-term vesting schedules, which tie the awards to a longer performance cycle; and (iv) requiring clawback of compensation payments in certain circumstances.

The Compensation Policy is intended to provide a framework which is broad enough to allow the Compensation Committee, the Board and the CEO, as applicable, to determine a personal compensation plan or a certain compensation component for each of Elbit’s Executive Officers, in light of the specific circumstances and the requirements of the Company, which would be in the best interests of the Company, its employees, its shareholders and other stakeholders, all in accordance with Elbit’s long-term strategy as provided in this Compensation Policy.

Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits;

•	Cash bonuses;

•	Equity-based compensation; and

•	Retirement and termination of service arrangements.

Elbit aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Elbit’s short and long-term goals while taking into consideration Elbit’s need to manage a variety of business risks.

Variable Compensation Ratio

The total Variable Compensation of each Executive Officer shall be between 30% and 80% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year. This range may be lower in any specific fiscal year in the event that no or partial Variable Compensation is awarded for that fiscal year.

Intra-Company Compensation Ratio

In the process of formulating this Policy, Elbit’s Board and Compensation Committee have examined the ratio between employer costs associated with the engagement of the Executive Officers and Directors and the average and median employer costs associated with the engagement of the other employees of Elbit (including contractor employees as defined in the Companies Law) (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Elbit.

The possible ramifications of the Ratio in the work environment of Elbit will continue to be examined from time to time in order to ensure that levels of executive compensation, as compared to that for the overall workforce, will not have a negative impact on work relations in Elbit.

Cost of Salary

Cost of salary includes base salary and other benefits, as detailed below.

The base salary and benefits provide stable compensation to Executive Officers, allowing Elbit to attract and retain competent executive talent and maintain a stable management team. Base salaries vary among Executive Officers, and are individually determined taking into account the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.

The following benefits may be granted to Elbit’s Executive Officers in order, among other things, to comply with legal requirements and to attract, motivate and retain high level professionals:

•	Vacation days in accordance with market practice and applicable law;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Elbit’s practice and common market practice;

•
Contribution by Elbit on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice; and

•
Contribution by Elbit on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice.

Elbit may offer additional benefits to its Executive Officers, including but not limited to: car, communication, travel benefits and other customary benfits, including their gross-up.

Elbit may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures. Elbit may provide advance payments to its Executive Officers in connection with work-related expenses.

Maximum Cost of Salary

Elbit will seek to establish a compensation package which is competitive with the compensation packages paid to Executive Officers and directors of a peer group consisting of local public companies comparable to Elbit primarily in terms of market cap. Elbit may apply additional characteristics for including a public company within the peer group, such as, similar operations, revenues, profitability rate, broad spread of geographical locations of operations and number of employees (collectively the “Peer Group”).

The Peer Group compensation survey will compare and analyse the compensation package granted to the CEO and each of the EVPs with the comparable compensation packages of CEOs and the average compensation of executive vice presidents (or similar functions) of other companies in the Peer Group, respectively. Such compensation survey may be conducted internally or by an external consultant.

In addition, Elbit competes with global companies and is required to attract and retain highly skilled professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. Thus, the Compensation Committee may elect to have an additional peer group compensation survey consisting of foreign public companies operating in similar business field as a supportive analysis.

The Compensation Committee and the Board will periodically consider and approve changes to the existing compensation terms of its Executive Officers or approve new compensation terms for its current and future Executive Officers using the Peer Group compensation survey while considering the supportive analysis.

The annual cost of salary for each of Elbit’s Executive Officers shall be between the average of the second and average of the fourth quarters of the Peer Group compensation survey for its respective comparison group, with reference to the supportive analysis.

The Compensation Committee and the Board may, from time to time, consider and approve base salary adjustments for Executive Officers. The main considerations for a salary adjustments are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

Signing Bonus

At the Compensation Committee’s and Board’s discretion, Elbit may grant a newly recruited Executive Officer a signing bonus. The signing bonus will not exceed six (6) monthly base salaries of the Executive Officer. In the event the employment of an Executive Officer is terminated within twenty-four (24) months from the start date of employment, Elbit may elect to recover the signing bonus in full or in part, at the Compensation Committee’s and Board’s discretion.

Cash Bonuses

Annual Bonuses

Elbit has implemented a pay-for-performance plan based on quantitative and qualitative criteria which has proved to be efficient in incentivizing its employees. The cash bonus component aims to ensure that Elbit’s Executive Officers are aligned and unified in reaching Elbit’s short and long-term goals. Cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

Elbit’s policy is to allow cash bonuses, which may be awarded to an Executive Officer, for each fiscal year, upon the attainment of pre-set periodical objectives and personal targets taking into consideration the Executive Officer’s educational background, prior vocational experience, qualifications, role, business responsibilities and performance. The cash bonuses objectives are intended to drive motivation and performance continuously higher, while considering a maximum payout ceiling which is intended to provide a risk management tool.

CEO

The CEO may be awarded an annual bonus subject to the Company generating net profit during the fiscal year, as demonstrated in Elbit’s audited consolidated financial statements for such year (“Annual Financial Statements”). Such annual bonus shall be determined as a certain percentage of Elbit’s net profit attributable to Elbit’s shareholders as demonstrated in Elbit’s Annual Financial Statements for such fiscal year. The bonus amount shall be calculated on the date that the Board approves the Annual Financial Statements (“Annual Determination Date”).

Elbit may provide its CEO with an advance payment on account of the annual bonus of a certain fiscal year, in an amount which shall not exceed a sum equal to the percentage described in the paragraph above multiplied by Elbit’s net profit as demonstrated in Elbit’s financial results for the first half of the year (“Semi-Annual Financial Results”) calculated following the approval thereof by the Board (“Semi-Annual Determination Date”) and payable thereafter. In the event that on the Annual Determination Date the Compensation Committee determines that the advance payment exceeded the actual annual bonus for such fiscal year, the CEO shall return the excess bonus paid by Elbit within thirty (30) days from the Annual Determination Date.

Executive Vice Presidents

Elbit’s EVPs may be awarded bonuses subject to the Company generating non-GAAP net profit attributable to Elbit’s shareholders (“Non-GAAP Net Profit”) during the fiscal year as published by Elbit in its financial results or financial statements. Elbit believes that the relevant threshold criteria for bonuses for EVPs should be determined based on the Non-GAAP Net Profit, as EVPs influence on one-time events is generally limited, if any.

The bonus of each of Elbit’s EVPs will be based on personal and Company objectives as may be determined for each EVP taking into consideration such EVP’s seniority in the Company and the division or department the EVP is part of or manages. Such objectives will be recommended by the CEO on the basis of the following objectives, at the commencement of each fiscal year (or start of employment, as applicable) and approved by the Compensation Committee and the Board:

•
Financial Objectives such as, without limitation, revenue, profit, sales, cash flow, order backlog and generation of additional value, which shall account for 50% - 100% of the performance measurments.

•
Business, operating and other objectives such as, without limitation, initiation of new markets, growth of certain business fields, facilitation of transactions, acquisitions/sales of business operations, human resources development, managing legal proceedings and customer satisfaction, which shall account for up to 50% of the performance measurments.

The weight of the objectives detailed above shall total to 100%. In circumstances determined by the Compensation Committee and the Board to be special (e.g., in case of regulatory changes or significant changes in Elbit’s business environment), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year.

Due to the seasonality of Elbit’s operations and for the purpose of incentivizing Elbit’s EVPs during the first half of each fiscal year, which is generally characterized by reduced business results with respect to the second half of the year, the bonus of each of Elbit’s EVPs may be based on personal and Company objectives as may be determined for each EVP, for both the first half of the year and for the entire fiscal year. On each Semi-Annual Determination Date, half of the annual bonus set for an EVP shall be multiplied by the score of that EVP with respect to meeting of his or her objectives for the first half of the year, taking into consideration, when applicable, the Semi-Annual Financial Results. On the Annual Determination Date half of the annual bonus set forth for that EVP will be multiplied by the level he or she meets the specific full year objectives, taking into consideration, when applicable, the Annual Financial Statements. The amounts accruing from the calculations shall be paid to the Executive Officer as separate payments, in accordance with Elbit’s bonus payment schedule.

Pro Rata Bonus Payments

Should the employment of an Executive Officer terminate prior to the end of a fiscal year, the Company may pay such Executive Officer his or her pro rata share of that year’s bonus, based on the period such Executive Officer was employed by the Company.

Managerial Evaluation Bonus

Elbit may grant an Executive Officer an annual managerial evaluation bonus of up to two (2) monthly base salaries or up to 20% of the annual bonus, to be awarded based on the recommendation of the CEO and the approval of the Compensation Committee and the Board (and in case of the CEO – following approval of the Compensation Committee and the Board) on the grounds, among others, of non-financial qualitative individual performance measures, and taking into consideration the Executive Officer’s long-term contribution to the Company and his or her performance during the fiscal year for which such bonus is granted.

Special Bonus

In order to respond effectively to events or occurrences that may have a special positive impact on the Company and are the result of special efforts or achievements of an EVP, Elbit may grant its EVPs a special cash bonus as an award for special achievements (such as, but not limited to, in connection with securities offerings, achieving a target budget or business plan or generating extraordinary profit), based on quantitative criteria which shall be pre-determined by the Commpensation Committee and Board.

The special bonus may be granted to up to 25% of Elbit's EVPs per year. The special bonus for an individual EVP shall not exceed 2% of the added value generated to the Company in light of the EVP’s contribution, if any, as reflected from a valuation conducted by the Company, and in any case shall not exceed his or her annual base salary.

Compensation Recovery (“Clawback”)

In the event of an accounting restatement which is not the result of changes in applicable financial reporting standards, Elbit shall be entitled, unless the Compensation Committee and the Board has determined that in the specific case it would be impossible, impractical or not commercially or legally feasible, to recover from its Executive Officers the bonus compensation, net of taxes, which exceeded the amount which would have been paid under the financial statements, as restated, provided that such restatement has occurred within 36 months of the bonus payment. The manner of recovery, including making payment in installments, date of payments, linkage, etc., shall be determined by the Compensation Committee and the Board.

Nothing herein shall derogate from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

Equity-Based Compensation

The equity-based compensation for Elbit’s Executive Officers is designed in a manner consistent with the underlying objectives for determining the base salary and the annual cash bonus, with its main goals being to enhance the alignment between the Executive Officers’ interests and the long-term interests of Elbit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over a period of several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity-based compensation may be granted from time to time and be individually determined and awarded taking into consideration the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

The equity-based compensation offered by Elbit may be in a form of share options and/or other equity-based awards, such as restricted stock or restricted stock units, in accordance with any Company equity incentive plans in place as may be updated from time to time.

The exercise price of any option (or with regards to restricted stock or restricted stock units – grant price) shall be not less than the average price of Elbit’s shares listed on the Tel-Aviv Stock Exchange in the thirty (30) days prior to the date of the Board’s resolution with regards to the grant. The exercise price (or grant price, as aforesaid) may be provided in U.S. Dollars, in accordance with the currency exchange rate which shall be published on the date of the Board’s resolution with regards to the grant.

All equity-based incentives granted to Executive Officers shall be subject to vesting periods determined to promote long-term retention of the awarded Executive Officers. Grants to Executive Officers shall vest gradually over a minimal period of three (3) years, where the first portion of equity-based compensation shall vest at least one (1) year following the date of grant. In special circumstances, where an Executive Officer has been employed prior to being granted equity-based compensation, the Compensation Committee and the Board may determine that the commencement date of the vesting period shall commence prior to the grant date.

The exercise period of options granted to Executive Officers or, as applicable, the benefit embedded in such options, shall be determined in accordance with Elbit’s incentive plans and shall not exceed a period of ten (10) years from the date of grant.

The Compensation Committee and the Board may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of an Executive Officer’s awards, including, without limitation, in connection with a change of control event, subject to any additional approval as may be required by the Companies Law.

Subject to any applicable law, Elbit may determine, at the Compensation Committee and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers.

All other terms of the equity awards shall be in accordance with Elbit’s incentive plans, as may be adopted, from time to time, to include customary terms with regards to options granted, including customary adjustments for dividends, bonus shares, capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.), and the like. In addition, such incentive plans shall include terms and conditions with respect to termination of employment of Executive Officers of Elbit, including termination for cause, or as a result of death or disability.

In order to respond to the unique situations of establishment of new start-up companies or similar ventures held by the Company and in order to incentivize Elbit’s Executive Officers in the long-term with regards to their activities in connection with such start-up companies or similar ventures, Elbit may grant its Executive Officers shares and/or options to purchase shares in such startup subsidiaries (whether by allocation of options by the startup subsidiaries themselves or by allocation of shares or options to purchase shares of such startup subsidiaries which are held by the Company).

In the event Elbit decides to grant “cash-phantom options”, i.e. Executive Officers will not be granted Elbit’s securities, but rather receive the benefit embedded in such options in cash, based on Elbit’s share price, the cash benefit deriving to each Executive Officer from the exercise of any such option shall not exceed one (1) time Elbit’s share price on the date of grant of each such option. Under the existing "Phantom Option Retention Plan for Senior Officers" adopted by the Board in August 2012, the Executive Officers were granted options in three annual tranches (commencing in August 2012). The base share price for each tranche was determined based on Elbit's share price on the effective date of each tranche provided that Elbit's base share price for the second and third tranches shall not be lower than Elbit's share price as deterrmined for the first tranche.The benefit that may be awarded to any Executive Officer for each option under any tranche shall not exceed one (1) time Elbit's base share price as determined for such tranche.

During the term of this compensation policy, the maximum dilution as a result of equity compensation granted to Elbit’s Executive Officers shall not exceed 5% of Elbit’s issued and outstanding share capital, on a fully-diluted basis.

Maximum Annual Variable Compensation

The value of the annual Variable Compensation shall mean the aggregate of the value of the cash bonuses granted and the fair market value of equity-based compensation (including “cash-phantom options”) determined according to acceptable valuation practices (such as the Monte Carlo, Black-Scholes and Binominal options pricing models) at the time of grant, spread over the vesting period.

The aggregate value of the Variable Compensation that may be paid to all of Elbit’s Executive Officers for a certain fiscal year shall not exceed 10% of Elbit’s Non-GAAP Net Profit.

Retirement and Termination of Service Arrangements

Severance Pay

Elbit may provide, upon termination of employment of an Executive Officer (excluding termination under circumstances of which the Compensation Committee and the Board determine that Elbit may terminate employment without severance pay pursuant to applicable law), severance pay of up to two (2) times for an EVP and two and a half times (2.5) for the CEO, of the amount provided by law.

Elbit may provide additional retirement and termination benefits and payments as may be required by applicable law.

Advanced Notice Period

Elbit may provide an Executive Officer, taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and maximizing its profits and the circumstances of retirement or termination, up to six (6) months prior notice of termination.

Elbit may waive the Executive Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits.

During the notice period, including in case Elbit has waived an Executive Officer’s services, Elbit may grant such Executive Officer all or part of the compensation elements, including bonuses and the continuation of vesting and the exercise period of his or her options.

Adjustment Period and Retirement Grant

For Executive Officers who have served in the Company for at least three (3) years, Elbit may provide an adjustment period and/or a one-time retirement grant, subject to the approval of the Board, based on the recommendation of the Compensation Committee and the CEO (in case of the CEO – based solely on the recommendation of the Compensation Committee), according to his/her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.

The total amounts payable for the adjustment period and the retirement grant which shall be paid to Elbit’s CEO shall not exceed twelve (12) monthly base salaries.

The total amounts payable for the adjustment period and the retirement grant which shall be paid to Elbit’s EVPs shall not exceed six (6) monthly base salaries taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.

The amounts for the adjustment period and the retirement grant to be granted to an Executive Officer shall be calculated on the Executive Officer’s gross base salary without benefits, bonuses or grants which were granted to him or her during the Executive Officer's employment.

The amounts payable for severance pay exceeding the amounts required by law, the adjustment period or the retirement grant may be granted in consideration for the Executive Officer’s undertaking to refrain from competing with Elbit for a period of time following termination.

Indemnification and Insurance

Elbit may indemnify its Executive Officers and Directors to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer or the Director (including “run-off” insurance policy), as provided in an indemnity agreement between such individuals and Elbit, all subject to applicable law and the Company’s articles of association.

Without derogating from the above, Elbit may purchase, from time to time, during the term of this Policy or until the general meeting of the shareholders which shall convene in 2016, whichever is later, directors and officers liability insurance for its Directors and Executive Officers. The coverage limit under each insurance policy which shall be purchased by Elbit shall not exceed $100 million and the annual premium to be paid by Elbit shall not exceed $600 thousand. The insurance policy terms, as well as the premium paid by the Company shall reflect the current market conditions with respect to the Company and the nature of its operations.

Directors Compensation

The compensation of the Company’s Directors (including external Directors and independent Directors) may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

In special circumstances, such as in the case of a professional Director, an expert Director or a Director with a unique contribution to the Company, such Director’s compensation may be different than the compensation of all other Directors and maybe greater than the maximum amount allowed, in the case of Elbit, by the Compensation of Directors Regulations.

Notwithstanding the above, taking into account the additional tasks imposed on the Chairman of the Board and the additional time that the Chairman of the Board is required to devote to promote the Company's activities, Elbit may pay the Chairman of the Board, on top of the per-meeting payment, an annual compensation of up to five (5) times the annual compensation paid to Elbit's external Directors in accordance with the Compensation of Directors Regulations.

Elbit’s external and independent Directors are entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Elbit’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures. Elbit may provide advance payments to its Directors in connection with work-related expenses.

Miscellaneous

This Policy is designed solely for the benefit of Elbit. Nothing in this Compensation Policy shall be deemed to grant any of Elbit’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Elbit’s compensation to its Executive Officers and Directors, Elbit may elect to act pursuant to such relief without regard to any contradiction with this Policy.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINAY SHAREHOLDERS'
GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary Shareholders' General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 3:00 p.m. local time, on Tuesday, September 3, 2013, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is August 5, 2013, and all shareholders holding shares at the close of business on August 5, 2013 will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the proposal to be voted on at the Meeting?

A:	The proposal to be voted on is the approval of the compensation policy for directors and executive officers of the Company substantially in the form of Attachment "A" of the Proxy Statement.

Q:	Why is it necessary to approve a compensation policy for directors and officers of the Company at this time?

A:
Under a recent amendment to the Israeli Companies Law, a publicly traded company such as the Company is required to adopt a compensation policy to govern the terms of employment of the Company's directors and executive officers. The compensation policy should meet the applicable requirements of the Companies Law, as amended, and be approved by the required majority by the Company's shareholders.

Q:	Does the Company and its Board of Directors support the proposal to be voted on at the Meeting?

A:	Yes.

Q:	What voting majority is required to approve the proposal?

A:	In order to approve the proposal a majority of the votes properly cast at the Meeting, either in person or by proxy, is required provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders of the Company or shareholders who do not have a "personal interest" (for the definition of "personal interest" see the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Q:	What do I need to do now?

A:
With respect to the proposal under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. So that your shares will be represented at the Meeting, the signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for the proposal.

Q:	What do I do if I want to change my vote?

A:
Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A:
If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A
For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.